Exhibit 99.2

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting of Shareholders to be held on Wednesday, March 26, 2008

Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada - 10:00 a.m., Eastern Time

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The shares represented by this proxy will be voted as directed by the holder. In the absence of such directions, shares represented by proxies received by Management will be voted FOR the special resolution authorizing the Arrangement.

6.

This proxy should be read in conjunction with the accompanying Notice of Special Meeting of Shareholders and Management Information Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy does not form part hereof, and the references to the websites are inactive textual references only.

Proxies submitted must be received by Computershare by 5:00 p.m., Eastern Time, on March 25, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet

• Call the number listed BELOW from a touch tone	• Go to the following website:
telephone.	www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of common shares of The Thomson Corporation hereby  appoint: David Thomson, or failing him W. Geoffrey Beattie, or failing him Richard J. Harrington, all being directors of The Thomson Corporation

OR	Print the name of the person you are Appointing if it is some one else.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to mailers referred to in the accompanying Notice of Special Meeting of Shareholders as well as all other matters that may properly come before the Special Meeting of Shareholders of The Thomson Corporation to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on March 26, 2008 at 10:00 a.m., Eastern Time, and at any adjournment or postponement thereof.

The Board of Directors recommend that shareholders VOTE FOR the special resolution authorizing the Arrangement.

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1. Arrangement Resolution	For	Against

The special resolution to approve the plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) under which The Thomson Corporation will acquire Reuters Group PLC by implementing a dual listed company structure, the full text of which is attached as Annex A to the Management Information Circular of The Thomson Corporation dated February 29, 2008.

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the special resolution authorizing the Arrangement.

Signature(s)	Date

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